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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                MicroCarb Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                 000594 9421
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                                 (CUSIP Number)


  Gregory C. Zakarian, Vice President, CFO, MicroCarb Inc., 300 Professional
        Drive, Gaithersburg, Maryland  20879, Telephone (301) 590-0731
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 7, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 000594 9421                                          PAGE   OF   PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SmithKline Beecham Biologicals Manufacturing s.a.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Belgium
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,793,685
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,793,685
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,793,685
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39%
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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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SmithKline Beecham Biologicals Manufacturing s.a.

Schedule 13D


ITEM 1.  SECURITY AND ISSUER

     (a) TITLE OF CLASS OF SECURITIES

         Common Stock, $.01 par value per share

     (b) NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES
         OF ISSUER

                    MicroCarb Inc.
                    300 Professional Drive
                    Gaithersburg, Maryland  20879


ITEM 2.  IDENTITY AND BACKGROUND

     (a) NAMES OF REPORTING PERSON

     SmithKline Beecham Biologicals Manufacturing s.a. (SBBM), a company organized under the laws of Belgium.

     (b) RESIDENCE OR BUSINESS ADDRESS

         The principal business address for SBBM is:

         Rue de L'Institut 89
         B-1330 Rixensart
         Belguim

     (c) PRESENT PRINCIPAL OCCUPATION/EMPLOYMENT AND
         NAME, PRINCIPAL BUSINESS AND ADDRESS OF
         ORGANIZATION IN WHICH SUCH EMPLOYMENT IS
         CONDUCTED

     SBBM is engaged in commercial, industrial and financial activities relating to real and personal property for SmithKline Beecham (SB)'s worldwide vaccines business, SmithKline Beecham Biologicals.


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SmithKline Beecham Biologicals Manufacturing s.a.

Schedule 13D


     (d) CRIMINAL CONVICTIONS IN THE PREVIOUS FIVE YEARS

         None

     (e) VIOLATION OF FEDERAL OR STATE SECURITIES LAWS

         None

     (f) CITIZENSHIP

         Not Applicable


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION

         Source of Funds:  Working Capital
         Consideration:    US$3 million.

ITEM 4.  PURPOSE OF TRANSACTION

     On May 7, 1996, SB, through its affiliates, SBBM and SmithKline Beecham Corporation (SB CORP), entered into a series of agreements with MicroCarb Inc. (MICRO) to form MicroCarb Human Vaccines Inc., a Delaware corporation (MHVI), grant certain licenses to MHVI and SB CORP to develop and commercialize certain bacterial human vaccines, sell certain shares of the common stock of MHVI to SBBM, grant SBBM an option to acquire certain additional shares of MHVI, grant SBBM an option to exchange certain shares of common stock of MHVI owned by it for certain shares of common stock of MICRO and provide a warrant to SBBM to purchase certain shares of common stock of MICRO, all as summarized below.

     On May 7, 1996, MICRO granted a license to MHVI with respect to certain intellectual property and technology owned by MICRO and applicable to human vaccines. This license constitutes a transfer of a material amount of the assets of MICRO. MICRO received 737.5 shares of the common stock of MHVI (representing 73.75% of the outstanding capital stock of MHVI) in exchange for such license.

     On May 7, 1996, SBBM acquired 262.5 shares of the common stock of MHVI (representing 26% of the outstanding capital stock of MHVI) pursuant to a stock purchase agreement (the "Stock Purchase Agreement") among SBBM, MHVI

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and MICRO.  The Stock Purchase Agreement provides, among other things, that
SBBM may acquire from MICRO (i) 87.5 shares of the common stock of MHVI (representing 8.75% of the outstanding capital stock of MHVI) for $1,000,000 on any date prior to November 1, 1997 and (ii) 87.5 shares of the common stock of MHVI (representing 8.75% of the outstanding capital stock of MHVI) for $1,000,000 on any date prior to November 1, 1998.

     MICRO granted SBBM the option to exchange up to a total of 350 shares of the common stock of MHVI (representing 35% of the outstanding capital stock of MHVI) for a total of 4,793,685 shares of the common stock of MICRO pursuant to the terms of an exchange option agreement (the "Exchange Option Agreement") between MICRO and SBBM. As noted in the preceding paragraph, SBBM presently owns 262.5 shares of the common stock of MHVI.

     On May 7, 1996 SBBM acquired a warrant (the "Warrant") to acquire certain shares of the common stock of MICRO. The number of shares of common stock of MICRO that SBBM may acquire under the Warrant is dependent upon several factors, including (i) the number of shares of common stock of MICRO acquired by certain holders of options (the "Index Options") and warrants (the "Index Warrants") to purchase shares of common stock of MICRO by virtue of the exercise of their options and warrants, (ii) whether or not SBBM purchases either or both of the two additional allotments of 87.5 shares of common stock of MHVI referred to above and (iii) whether or not SB CORP provides certain research and development funding to MICRO.

     All of the securities acquired have been purchased for investment purposes. SBBM intends to review from time to time the business affairs and financial position of MICRO. Decisions for future investments will depend on the performance of MICRO and feasibility of the technology developed by MHVI rather than on general economic and industry conditions. Based on such evaluation and review, and SBBM's own financial plans, SBBM may consider from time to time various alternative courses of action. Subject to the standstill arrangement described in Item 5 below, such action may include the acquisition of additional shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through a public offering or otherwise.



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SmithKline Beecham Biologicals Manufacturing s.a.

Schedule 13D



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) AMOUNT AND PERCENT BENEFICIALLY OWNED

         Name       No. of Shares       Percent
         ----       -------------       -------

         SBBM       4,793,685           39% (1)

(1) As noted in Item 4, SBBM presently owns 262.5 shares of common stock of MHVI. SBBM has the right under the Exchange Option Agreement to exchange such
262.5 shares of common stock of MHVI for 3,595,264 shares of common stock of MICRO. This right could be exercised within the next 60 days.

     As noted in Item 4, SBBM has the right under the Stock Purchase Agreement to purchase an additional 87.5 shares of the common stock of MHVI and SBBM also has the right under the Exchange Option Agreement to exchange such 87.5 shares of common stock of MHVI for 1,198,421 shares of common stock of MICRO. These rights could be exercised within the next 60 days.

     SBBM cannot presently exercise the Warrant and purchase shares of common stock of MICRO thereunder as the holders of Index Options and Index Warrants have not, to the knowledge of SBBM, exercised such options and warrants and purchased shares of common stock of MICRO.

     (b) POWER TO VOTE AND DISPOSE OF SHARES

     In the event that SBBM acquires shares of common stock of MICRO pursuant to the exercise of its rights under the Exchange Option Agreement or the Warrant, SBBM would have the sole power to vote and dispose of all such shares of common stock of MICRO. SBBM has no power to vote or dispose of shares of common stock of MICRO. SBBM has no power to vote or dispose of shares of common stock of MICRO until SBBM acquires shares of common stock of MICRO pursuant to the exercise of its rights under the Exchange Option Agreement or the Warrant.


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SmithKline Beecham Biologicals Manufacturing s.a.

Schedule 13D


     For a ten-year period expiring on May 7, 2006, MICRO has a first right of offer on any sales by SBBM of shares of MICRO common stock in excess of 5% of the then outstanding number of shares of common stock as specified in Section
11.8 of the Stock Purchase Agreement.

     (c) TRANSACTIONS IN THE CLASS OF SECURITIES

         None

     (d) RIGHT TO RECEIVE OR POWER TO DIRECT THE RECEIPT
         OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE
         OF, SUCH SECURITIES

         None known by SB

     (e) DATE ON WHICH CEASED TO BE BENEFICIAL OWNER OF
         MORE THAN 5% OF SECURITIES

         Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     Please see the description in Item 4 of the rights of SBBM (i) under the Stock Purchase Agreement to acquire additional shares of common stock of MHVI and (ii) under the Exchange Option Agreement to exchange shares of common stock of MHVI for shares of common stock of SBBM. Please see the description in Item 5(b) of MICRO's right of first offer with respect to sales by SBBM of shares of common stock of MICRO.



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SmithKline Beecham Biologicals Manufacturing s.a.

Schedule 13D


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1.  Stock Purchase Agreement dated May 6, 1996

     Exhibit 2.  Exchange Option Agreement dated May 6, 1996

     Exhibit 3.  Warrant


                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SMITHKLINE BEECHAM BIOLOGICALS
                                        MANUFACTURING s.a.



                                        By:  /s/Edward J. Buthusiem
                                             -----------------------
                                             Edward J. Buthusiem
                                             Attorney-in-fact






Date:  May 16, 1996
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                                    (LOGO)
                              SmithKline Beecham
                               Pharmaceuticals

SB Bio Manufacturing


                              POWER OF ATTORNEY
                              -----------------



THIS DEED is made on April 30, 1996 by SMITHKLINE BEECHAM BIOLOGICALS MANUFACTURING S.A. ("the Company") whose registered office is at Rixensart, BELGIUM, rue de l'Institut, 89.


1. The Company hereby irrevocably appoints Mr. Edward J. BUTHUSIEM (the "Attorney"), as its true and lawful Attorney for a period of two (2) months from the date hereof to execute (whether under hand or under seal), make and to in its name or otherwise on its behalf all deeds, agreements, instruments, acts and things which may be necessary or desirable to carry into effect Definite Agreements and other transactions contemplated by a Letter of Intent dated December 21, 1995 (As Amended) signed by SmithKline Beecham Biologicals S.A., an Affiliate of the Company, of Rixensart, Belgium and MicroCarb Inc., of Gaithersburg, Maryland 20879, UNITED STATES OF AMERICA.

2. All acts of the Attorney pursuant to any of the powers conferred upon the Attorney shall be valid and binding on the Company and its successors and assigns for all purposes and the Company undertakes to indemnify and keep indemnified the attorney from and against all costs, claims, expenses, proceedings, obligations and liabilities incurred or suffered by the Attorney by reason directly or indirectly of the exercise or purported exercise of any powers conferred upon the Attorney hereunder.



IN WITNESS whereof this Deed has been executed by the Company the day and year first above written.


SMITHKLINE BEECHAM BIOLOGICALS MANUFACTURING S.A.



/s/ Jean Stephenne                              /s/ Jean-Pierre Suin
- -------------------------                       ------------------------------
Jean STEPHENNE                                  Jean-Pierre SUIN
Director                                        Director